Filed Pursuant to Rule 433

Registration No. 333-228730

April 27, 2020

PRICING TERM SHEET

Snap-on Incorporated

3.100% Notes due 2050

Issuer:	Snap-on Incorporated

Title:	3.100% Notes due 2050

Principal Amount:	$500,000,000

Coupon:	3.100%

Maturity Date:	May 1, 2050

Benchmark Treasury:	UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	127-14+; 1.259%

Spread to Benchmark Treasury:	+ 190 basis points

Yield to Maturity:	3.159%

Price to Public:	98.862% of the Principal Amount

Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, commencing on November 1, 2020

Optional Redemption:	Make-whole call at Treasury plus 30 basis points prior to November 1, 2049; par call on or after November 1, 2049

Change of Control Put:	101% of the Principal Amount plus accrued and unpaid interest, if any

Settlement Date:*	T+3; April 30, 2020

Expected Ratings:**	Moody’s: A2 (stable outlook)

S&P: A- (stable outlook)

Fitch: A (stable outlook)

CUSIP/ISIN:	833034 AM3 / US833034AM32

Joint Book-Running Managers:	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc.

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

Loop Capital Markets LLC

BBVA Securities Inc.

BofA Securities, Inc.

HSBC Securities (USA) Inc.

Siebert Williams Shank & Co., LLC

Banca IMI S.p.A.

Commerz Markets LLC

Westpac Capital Markets LLC

* We expect that delivery of the notes will be made against payment therefor on or about April 30, 2020, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

** The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.